UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-42128

Telix Pharmaceuticals Limited
(Translation of registrant’s name into English)

55 Flemington Road
North Melbourne, Victoria 3051, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 28, 2025 (Melbourne, Australia), Telix Pharmaceuticals Limited (the “Company”) filed an announcement with the Australian Securities Exchange (“ASX”) titled “Telix Provides Regulatory Update on TLX250-CDx,” a copy of which is attached to this Form 6-K as Exhibit 99.1.

On August 5, 2025 (Melbourne, Australia), the Company filed an announcement with the ASX titled “Historical Financials in USD and H12025 OPEX (Unaudited),” a copy of which is attached to this Form 6-K as Exhibit 99.2.

99.1	Press release – August 28, 2025
99.2	Press release – August 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telix Pharmaceuticals Limited

Date: August 28, 2025	By:	/s/ Genevieve Ryan
Name: Genevieve Ryan
Title: Company Secretary